# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alamar Biosciences, Inc., CIK 0002104204
CUSIP: 010911105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 47071 BAYSIDE PARKWAY, FREMONT, California (CA), 94538
Date of event which requires filing of this statement: 04/16/2026
Filed by CIK 0001875620
Persons authorized to receive notices and communications: Jonathan Goodman, c/o Sands Capital Alternatives, LLC, 1000 Wilson Boulevard, Suite 3000, Arlington, Virginia (VA), 22209, 703-562-4000

## Reporting persons
- Sands Capital Life Sciences Pulse Fund II, L.P. (CIK 0001875620): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 4,230,926; sole dispositive power 0; shared dispositive power 4,230,926; aggregate amount beneficially owned 4,230,926 (6.3% of the class)
  Comment: Rows 7 through 13 reflect shares held directly by Sands Capital Life Sciences Pulse Fund II, L.P. The percentage in Row 13 is based on 67,163,276 shares of Common Stock outstanding immediately after the closing of the Issuer's initial public offering, as reported in the Issuer's final prospectus filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on April 16, 2026. This percentage does not give effect to any exercise by the underwriters of their option to purchase up to 1,687,500 additional shares of Common Stock. If such option is exercised in full, such Reporting Person would beneficially own approximately 6.1% of the then outstanding Common Stock, based on 68,850,776 shares outstanding.
- Sands Capital Alternatives, LLC (CIK 0001846444): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,230,926; sole dispositive power 0; shared dispositive power 4,230,926; aggregate amount beneficially owned 4,230,926 (6.3% of the class)
  Comment: Rows 7 through 13 reflect shares held directly by Sands Capital Life Sciences Pulse Fund II, L.P. Sands Capital Alternatives, LLC did not directly furnish consideration for such shares and is reporting solely because it may be deemed to beneficially own the shares held by Sands Capital Life Sciences Pulse Fund II, L.P. The percentage in Row 13 is based on 67,163,276 shares of Common Stock outstanding immediately after the closing of the Issuer's initial public offering, as reported in the Issuer's final prospectus filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on April 16, 2026. This percentage does not give effect to any exercise by the underwriters of their option to purchase up to 1,687,500 additional shares of Common Stock. If such option is exercised in full, such Reporting Person would beneficially own approximately 6.1% of the then outstanding Common Stock, based on 68,850,776 shares outstanding.
- SANDS FRANK M. (CIK 0001870494): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 4,230,926; sole dispositive power 0; shared dispositive power 4,230,926; aggregate amount beneficially owned 4,230,926 (6.3% of the class)
  Comment: Rows 7 through 13 reflect shares held directly by Sands Capital Life Sciences Pulse Fund II, L.P. Frank M. Sands did not directly furnish consideration for such shares and is reporting solely because he may be deemed to beneficially own the shares held by Sands Capital Life Sciences Pulse Fund II, L.P. The percentage in Row 13 is based on 67,163,276 shares of Common Stock outstanding immediately after the closing of the Issuer's initial public offering, as reported in the Issuer's final prospectus filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on April 16, 2026. This percentage does not give effect to any exercise by the underwriters of their option to purchase up to 1,687,500 additional shares of Common Stock. If such option is exercised in full, such Reporting Person would beneficially own approximately 6.1% of the then outstanding Common Stock, based on 68,850,776 shares outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Alamar Biosciences, Inc.
Address of issuer's principal executive offices: 47071 BAYSIDE PARKWAY, FREMONT, California (CA), 94538
Comment: This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Alamar Biosciences, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 47071 Bayside Parkway, Fremont, California 94538.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by: (i) Sands Capital Life Sciences Pulse Fund II, L.P. ("Sands Pulse Fund II"), with respect to the shares of Common Stock held by it; (ii) Sands Capital Alternatives, LLC ("Sands Capital Alternatives"), the investment manager of Sands Pulse Fund II, with respect to the shares of Common Stock held by Sands Pulse Fund II; and (iii) Frank M. Sands ("Sands"), with respect to the shares of Common Stock held by Sands Pulse Fund II. Sands Pulse Fund II, Sands Capital Alternatives and Sands are together referred to herein as the "Reporting Persons".

Sands Capital Life Sciences Pulse Fund II-GP, L.P. ("Sands Pulse GP LP") is the general partner of Sands Pulse Fund II. Sands Capital Life Sciences Pulse Fund II-GP, LLC ("Sands Pulse GP LLC" and, together with Sands Pulse GP LP, the "Sands General Partners") is the general partner of Sands Pulse GP LP.

Sands Capital Alternatives is the investment manager of Sands Pulse Fund II and thus may be deemed to beneficially own the shares of Common Stock held by Sands Pulse Fund II. Sands holds ultimate voting and investment power over securities held by Sands Pulse Fund II, and thus may be deemed to beneficially own the shares of Common Stock held by Sands Pulse Fund II. Each Reporting Person and the Sands General Partners disclaim beneficial ownership of any securities beyond their respective pecuniary interests therein.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 22, 2026, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The filing of this Schedule 13D jointly by the Reporting Persons shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, a member of a "group", and each Reporting Person expressly disclaims membership in a group, except to the extent that such Reporting Person may be deemed to be a member of a group solely by virtue of the joint filing of this Schedule 13D.
Residence or business address: The principal business address of each of the Reporting Persons and the Sands General Partners is 1000 Wilson Boulevard, Suite 3000, Arlington, VA 22209.
Present principal occupation or employment: The principal business of Sands Pulse Fund II is investing in securities and other assets. The principal business of Sands Capital Alternatives is acting as investment manager to Sands Pulse Fund II and affiliated investment vehicles. Sands' present principal occupation is investment management and control of Sands Capital Alternatives and affiliated investment vehicles.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or the Sands General Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or the Sands General Partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sands Pulse Fund II and Sands Pulse GP LP are organized under the laws of the Cayman Islands. Sands Capital Alternatives and Sands Pulse GP LLC are organized under the laws of Delaware. Sands is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 21, 2024, Sands Pulse Fund II purchased from the Issuer 8,396,305 shares of the Issuer's Series C Preferred Stock for an aggregate purchase price of $24,999,998.14, which purchase price was paid from the working capital of Sands Pulse Fund II. Immediately prior to the closing of the Issuer's initial public offering, such shares had converted into shares of Class B common stock that were redesignated into 3,472,417 shares of Common Stock.

Immediately prior to the closing of the Issuer's initial public offering, Sands Pulse Fund II received 458,509 shares of Common Stock upon the automatic conversion of the convertible promissory note, in the original principal amount of $6,625,455.38, issued to Sands Pulse Fund II by the Issuer in January 2026 pursuant to that certain Note Purchase Agreement, dated January 8, 2026 (the "Convertible Note"), at a conversion price equal to 85% of the initial public offering price of $17.00 per share, or $14.45 per share.

On April 16, 2026, Sands Pulse Fund II agreed to purchase, and at the closing of the Issuer's initial public offering received, 300,000 shares of Common Stock at the initial public offering price of $17 per share, for a total purchase price of $5,100,000.

The purchase price for the 300,000 shares purchased in the Issuer's initial public offering was paid from the working capital of Sands Pulse Fund II. No borrowed funds were used for that purchase. Sands Capital Alternatives and Sands did not directly furnish consideration for the acquisition of the reported securities and are reporting solely because they may be deemed to beneficially own the shares held by Sands Pulse Fund II.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired and hold the Common Stock for investment purposes in the ordinary course of Sands Pulse Fund II's investment activities.

Subject to applicable legal requirements or contractual restrictions, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer including but not limited to its operations and strategic direction. Ian Ratcliffe, who serves on the Issuer's board of directors, is an Executive Managing Partner of the Life Sciences Pulse strategy and an Executive Managing Director of Sands Capital Alternatives, and therefore will engage in regular discussions with the Issuer's board of directors and management as part of his duties as a director.

Except as set forth in this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule 13D, Sands Pulse Fund II directly holds 4,230,926 shares of Common Stock, representing approximately 6.3% of the outstanding Common Stock. The percentage reported herein is based on 67,163,276 shares of Common Stock to be outstanding immediately after the completion of the Issuer's initial public offering, as reported in the Issuer's final prospectus filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission on April 16, 2026. This percentage does not give effect to any exercise by the underwriters of their overallotment option to purchase up to 1,687,500 additional shares of Common Stock. If such option is exercised in full, the Reporting Persons would beneficially own approximately 6.1% of the then-outstanding Common Stock (based on 68,850,776 shares outstanding).

Sands Pulse Fund II has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 4,230,926 shares of Common Stock.

Sands Capital Alternatives, as investment manager of Sands Pulse Fund II, may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 4,230,926 shares of Common Stock.

Sands, by virtue of his ultimate voting and investment power over securities held by Sands Pulse Fund II, may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 4,230,926 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or direct the vote: 0 shares;

(ii) Shared power to vote or direct the vote: 4,230,926 shares (for each of Sands Pulse Fund II, Sands Capital Alternatives, and Sands);

(iii) Sole power to dispose or direct the disposition: 0 shares;

(iv) Shared power to dispose or direct the disposition: 4,230,926 shares (for each of Sands Pulse Fund II, Sands Capital Alternatives, and Sands).

See Item 5(a) above for further detail regarding the basis for each Reporting Person's beneficial ownership.
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Persons during the 60 days preceding the filing of this Schedule 13D are as follows: (i) immediately prior to the closing of the Issuer's initial public offering, Sands Pulse Fund II received 3,472,417 shares of Common Stock from the Issuer upon the redesignation of shares of Class B common stock into Common Stock; (ii) immediately prior to the closing of the Issuer's initial public offering, Sands Pulse Fund II received 458,509 shares of Common Stock from the Issuer upon the automatic conversion of the Convertible Note at a conversion price of $14.45 per share; and (iii) on April 16, 2026, Sands Pulse Fund II agreed to purchase, and at the closing of the Issuer's initial public offering received, 300,000 shares of Common Stock at $17.00 per share in the Issuer's initial public offering. All of the foregoing transactions were effected directly with the Issuer or in the Issuer's initial public offering, and not on a national securities exchange. Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the 60 days preceding the filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein, except that the partners, members or other affiliates of Sands Pulse Fund II and related entities may have economic interests therein in accordance with their ownership interests, none of which, to the knowledge of the Reporting Persons, relates to more than five percent of the class.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inapplicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Amended and Restated Investors' Rights Agreement

Sands Pulse Fund II is party to that certain Amended and Restated Investors' Rights Agreement, by and among the Issuer and certain of its stockholders, dated as of February 21, 2024 (the "Rights Agreement").

Demand Registration Rights

Subject to the terms and conditions of the Rights Agreement, if, at any time after the earlier of (i) five years after the date of the Rights Agreement and (ii) six months after the effective date of the Issuer's initial public offering, the holders of at least twenty-five percent (25%) of the Registrable Securities (as defined in the Rights Agreement) then outstanding request that the Issuer file a registration statement under the Securities Act covering Registrable Securities with an anticipated aggregate offering price of at least $15,000,000, the Issuer is required to provide notice of such request to all holders of registration rights and use its commercially reasonable efforts to effect such registration. The Issuer is not required to effect more than two registrations pursuant to these demand registration rights and may defer such registration for up to 120 days in certain circumstances.

Piggyback Registration Rights

If the Issuer proposes to register any of its stock or other securities under the Securities Act in connection with a public offering of such securities solely for cash, holders of Registrable Securities are entitled to notice of such registration and, subject to the terms and conditions of the Rights Agreement, have the right to include their Registrable Securities in such registration. In an underwritten offering, if the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities sold other than by the Issuer that the underwriters determine in their sole discretion is compatible with the success of the offering, the Issuer shall be required to include in the offering only that number of such securities, including Registrable Securities, that the underwriters determine in their sole discretion will not jeopardize the success of the offering. In the event that the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be apportioned pro rata among the selling holders based on the number of Registrable Securities held by all selling holders, or in such other proportions as shall mutually be agreed to by all such selling holders. Notwithstanding the foregoing, in no event shall the amount of securities of the selling holders included in the offering be reduced below thirty percent (30%) of the total amount of securities included in such offering, unless such offering is the Initial Offering, in which case the selling holders may be excluded if the underwriters make the determination described above and no other stockholder's securities are included in such offering.

Form S-3 Registration Rights

Subject to the terms and conditions of the Rights Agreement, holders of at least thirty percent (30%) of the Registrable Securities may request that the Issuer effect a registration on Form S-3 covering Registrable Securities with an anticipated aggregate offering price of at least $10,000,000, provided that the Issuer is then eligible to use Form S-3. The Issuer is not required to effect more than two Form S-3 registrations in any twelve-month period and may defer such registration for up to 90 days in certain circumstances.

Expenses of Registration Rights

The Issuer is required to pay all expenses incurred in connection with registrations effected pursuant to the Rights Agreement, other than underwriting discounts and commissions, including, without limitation, all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Issuer, and the reasonable fees and disbursements of one counsel for the selling holders (not to exceed $50,000), in each case subject to the terms and conditions of the Rights Agreement.

Expiration of Registration Rights

The registration rights described above terminate upon the earliest to occur of, among other things, (i) five years following the consummation of the Issuer's initial public offering, (ii) with respect to a particular holder, such earlier time as such holder may sell all of its shares under Rule 144(b)(1)(i) or, if such holder holds one percent (1%) or less of the Issuer's outstanding Common Stock, all of such holder's Registrable Securities in any three-month period pursuant to Rule 144, and (iii) a Liquidation Event, as defined in the Rights Agreement.

Waiver of Registration Rights and Notice

In connection with the Issuer's initial public offering, Sands Pulse Fund II and certain other stockholders entered into that certain Waiver of Registration Rights and Notice, dated as of January 12, 2026 (the "Waiver"). Pursuant to the Waiver, the signatories waived, for and on behalf of all holders, the registration rights and any notice rights with respect to the registration statement filed in connection with the Issuer's initial public offering. The Waiver applies only to any offering made pursuant to such registration statement, so long as such registration statement was declared effective by October 31, 2026, and, except as expressly waived therein, all other terms and conditions of the Rights Agreement remain in full force and effect.

Lock-Up Agreement

In connection with the Issuer's initial public offering, Sands Pulse Fund II entered into a lock-up agreement (the "Lock-Up Agreement"). Pursuant to the Lock-Up Agreement, and subject to certain exceptions, Sands Pulse Fund II agreed that, without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc. on behalf of the underwriters, it would not, during the period beginning on the date of the Lock-Up Agreement and ending at the close of business 180 days after the date of the final prospectus (October 13, 2026) relating to the Issuer's initial public offering, directly or indirectly offer, pledge, sell, contract to sell, grant any option or right to purchase, lend, or otherwise transfer or dispose of securities of the Issuer, enter into hedging or similar transactions relating thereto, or make any demand for or exercise any right with respect to the registration of any such securities, in each case subject to certain exceptions. The final prospectus relating to the Issuer's initial public offering and the form of Lock-Up Agreement reflect those restrictions.

Convertible Note

Sands Pulse Fund II is also party to the Convertible Note. Prior to its conversion, the Convertible Note provided, among other things, for automatic conversion upon a "Qualified Financing", defined as the occurrence of either (i) an equity financing in which the Issuer issues and sells shares of its preferred stock pari passu or senior to the then-most senior preferred stock of the Issuer with total proceeds to the Issuer of not less than $150,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes), or (ii) the completion of an initial public offering (the "Initial Offering"), with conversion at a price per share equal to 85% of the applicable offering price. In the event of a sale of the Issuer, the holder of the Convertible Note had the option to elect to receive either (i) cash equal to two times (2.0x) the outstanding principal amount plus any unpaid accrued interest, or (ii) the amount and form of consideration the holder would have received if the Convertible Note had converted into shares of Series C Preferred Stock, par value $0.0001 per share, of the Issuer immediately prior to such transaction, subject to a cap of three times (3.0x) the outstanding principal amount. The Convertible Note was converted upon completion of the Initial Offering as described in Item 3 above.

The foregoing description of the Convertible Note does not purport to be complete and is qualified in its entirety by reference to the form of Convertible Promissory Note, which is incorporated by reference herein.

The foregoing descriptions of the Rights Agreement, the Waiver, the Convertible Note and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies or forms of which are filed as exhibits to this Schedule 13D or incorporated by reference herein.

Except as described above, none of the Reporting Persons is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A. Amended and Restated Investors' Rights Agreement, by and among the Issuer and certain of its stockholders, dated as of February 21, 2024 (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (Registration No. 333-294697), filed with the Securities and Exchange Commission on March 27, 2026).

B. Executed counterpart of Waiver of Registration Rights and Notice, dated as of January 12, 2026, by and among Alamar Biosciences, Inc. and the undersigned stockholders party thereto, including Sands Capital Life Sciences Pulse Fund II, L.P. (filed herewith).

C. Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.3 to the Issuer's Registration Statement on Form S-1 (Registration No. 333-294697), filed with the Securities and Exchange Commission on March 27, 2026).

D. Form of Lock-Up Agreement (incorporated by reference to Exhibit D to Exhibit 1.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (Registration No. 333-294697), filed with the Securities and Exchange Commission on April 13, 2026).

E. Joint Filing Agreement, dated as of April 22, 2026, by and among Sands Pulse Fund II, Sands Capital Alternatives and Sands (filed herewith).

## Signatures
- Sands Capital Life Sciences Pulse Fund II, L.P.: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel of the GP of the GP of Sands Capital Life Sciences Pulse Fund II, L.P. (04/23/2026)
- Sands Capital Alternatives, LLC: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel (04/23/2026)
- SANDS FRANK M.: /s/ Frank M. Sands, Frank M. Sands (04/23/2026)
Comment: Sands Capital Life Sciences Pulse Fund II, L.P. signed by Sands Capital Life Sciences Pulse Fund II-GP, L.P., its general partner, by Sands Capital Life Sciences Pulse Fund II-GP, LLC, its general partner, by Jonathan Goodman, General Counsel.